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Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
Celerity Energy Partners San Diego LLC	California
Pinpoint Power DR LLC	Massachusetts
Pinpoint Financial, LLC	Massachusetts
Mdenergy, LLC	Connecticut
EnerNOC Ltd.	Ontario

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  Exhibit 21.1